Birch Mountain Resources Ltd.
3100, 205 Fifth Avenue S. W.
Calgary, Alberta Canada T2P 2V7
Tel  403 262 1838   Fax  403 263 9888

NEWS RELEASE

CALGARY, December 14, 2001 - Birch Mountain Resources Ltd. (BMD:CDNX) announces that, for financial reasons related to regulatory uncertainty associated with the on-going trading suspension imposed by the CDNX, it has been forced to cut back on exploration and core analysis work that would have generated sufficient assessment expenditures to hold all of the Company's exploration permits in northeastern Alberta for the next two year filing period. Consequently, Birch Mountain has advised Alberta Department of Energy that it will not be filing assessment expenditures on ten Metallic and Industrial Mineral Permits covering 91,114 ha (225,147 acres). These permits have now expired.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.